THE UNION CENTRAL LIFE INSURANCE COMPANY
                         Cincinnati, Ohio


                          NO-LAPSE RIDER


During the minimum no-lapse period for the rider, shown in the schedule, the policy will remain in force and will not begin the grace period if the rider has not terminated and if the sum of the premiums paid to date, less any partial cash surrenders, loans and loan interest, equals or exceeds the minimum no-lapse premium for the rider times the number of policy months since the policy date. The minimum no-lapse premium for the rider is shown in the schedule. Any change in death benefit option or specified amount or additions of riders or changes in other rider coverage amounts will result in a revised minimum no-lapse premium for this rider applicable for the
months following the policy change.   A revised schedule will be
sent showing the revised minimum no-lapse premium.

TERMINATION OF BENEFIT.   This rider will terminate:

(1)  when the policy terminates; or
(2) on any monthly date when the sum of the premiums paid to date, less any partial cash surrenders, loans and loan interest, does not equal or exceed the minimum no-lapse premium for the rider times the number of policy months since the policy date; or
(3)  at the end of the minimum no-lapse period  for the rider.

CONTRACT. This rider is made a part of the policy and is based on the application for this rider.

MONTHLY COST OF BENEFIT. We will deduct the monthly cost for this rider until the benefit terminates.

RIDER SPECIFICATIONS. The issue date, policy date, and monthly cost for this rider are shown in the schedule.


           THE UNION CENTRAL LIFE INSURANCE COMPANY

         /s/ David F. Westerbeck       /s/ John H. Jacobs
               Secretary                   President





John Doe
012345678

UC  8786                                                   05/04